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abigail j. murray Attorney at Law +1 (312) 609-7796 amurray@vedderprice.com
July 2, 2014

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	James O’Connor

Christina DiAngelo Fettig

Re:	Minnesota Municipal Income Portfolio Inc. (“Minnesota Municipal Income”),
File No. 811-07680; First American Minnesota Municipal Income Fund II, Inc.
(“Minnesota Municipal Income II”), File No. 811-21193; and American Municipal
Income Portfolio Inc. (“American Municipal Income”), File No. 811-07678

To the Commission:

On behalf of Minnesota Municipal Income, Minnesota Municipal Income II and American Municipal Income (each a “Fund” and collectively the “Funds”), this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to Vedder Price P.C. on June 27, 2014 with respect to the preliminary proxy statement on Schedule 14A filed by each Fund on June 18, 2014 (each, a “Proxy Statement”) in connection with the proposed mergers (each, a “Merger” and together, the “Mergers”) of (i) Minnesota Municipal Income and Minnesota Municipal Income II with and into a wholly-owned subsidiary of the Nuveen Minnesota Municipal Income Fund and (ii) American Municipal Income with and into Nuveen Investment Quality Municipal Fund, Inc. Any terms not defined herein have the same meanings as given in the applicable Proxy Statement. Set forth below are the staff’s comments and the Funds’ responses.

(1)

Comment:        Please modify the Board considerations disclosure with respect to the proposed Mergers as necessary to set forth the Boards’ finding as to each factor considered in connection with their approval of the Mergers, and to indicate whether there will be any portfolio repositioning in connection with the Mergers.

Response:        The Board considerations state that the Boards made the findings required by Rule 17a-8. The Funds believe that the disclosure is consistent with the requirements of the form, Rule 17a-8 and the written record contained in the minutes. Accordingly, the Funds respectfully decline to make the changes suggested. In addition, disclosure indicating that it is not expected that any significant portfolio sales will occur in connection with a Merger (less than 5% of a Fund’s assets) is included elsewhere in the applicable Proxy Statement.

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, and with Vedder Price (CA), LLP, which operates in California.

Securities and Exchange Commission

July 2, 2014

(2)

Comment:        The Background section of Proposal 2 indicates that TIAA-CREF has agreed that it will, and will cause its affiliates to, use “commercially reasonable efforts” to enable the provisions of Section 15(f) to be true in relation to the Funds. Discuss whether this statement is consistent with the provisions of Section 15(f).

Response:        The conditions of Section 15(f) must be satisfied in order for the seller to rely on the “safe harbor” protections of Section 15(f), however, the composition of the board, including the independent directors, and the manner of operations of the Funds, is largely outside the control of the purchaser. Accordingly, the Funds believe that a purchaser’s agreement to use “commercially reasonable efforts” to enable the provisions of Section 15(f) to be true as they apply to funds in connection with a sale of an advisory business is customary. Nonetheless, the Funds note that the composition of the Boards of the Funds is currently consistent with the provisions of Section 15(f) and Nuveen has agreed to a fee waiver, as discussed in the Proxy Statement, to assure that no “unfair burden” is imposed on the Funds as a result of the TIAA-CREF Transaction.

(3)

Comment:        Please modify the Board considerations disclosure with respect to the proposed new sub-advisory agreements as necessary to set forth the Boards’ finding as to each factor considered in connection with their approval of the proposed new sub-advisory agreements.

Response:        The Funds have revised the disclosure pursuant to the staff’s comment.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7796.

SINCERELY,

/s/Abigail Murray

AJM